Insider transaction detail - View details for insider	2006-03-27 13:44 ET

Transactions sorted by	: Insider
Insider family name	: chase ( Starts with )
Given name	: geoffrey ( Starts with )
Transaction date range	: March 22, 2006 - March 22, 2006
Equity securities	: Common Shares
Issuer derivatives	: Options

Insider name:	Chase, Geoffrey Charles

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:	The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares

682690	2006-03-22	2006-03-24	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,500	6.3500	213,500

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

682693	2006-03-22	2006-03-24	Direct Ownership :	10 - Acquisition or disposition in the public market	-6,400	6.3400	207,100

682696	2006-03-22	2006-03-24	Direct Ownership :	10 - Acquisition or disposition in the public market	-3,800	6.3300	203,300

682698	2006-03-22	2006-03-24	Direct Ownership :	10 - Acquisition or disposition in the public market	-700	6.3200	202,600

682699	2006-03-22	2006-03-24	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,700	6.2900	200,900

682701	2006-03-22	2006-03-24	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,600	6.2800	199,300

682703	2006-03-22	2006-03-24	Direct Ownership :	10 - Acquisition or disposition in the public market	-800	6.2700	198,500

682705	2006-03-22	2006-03-24	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,000	6.2600	196,500

682706	2006-03-22	2006-03-24	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,500	6.2500	195,000